JEFFERSON FRY Co.

DIRTY FRIES, BURGERS AND SHAKES











We make our food with no compromises.

• Made fresh in-store
• Highest quality ingredients
• We use our own recipes
• Minimally processed
• Nothing from factories

THE RESULT:

Delicious, unique, and readily customized food that today's consumers demand







Fries are enjoyed worldwide but the US market has not been developed.

DELICIOUS FRIES

We freshly hand-cut choice potato in a variety of styles and deep fry in beef tallow for absolute perfection. That is just where we start!

We take fries to the next level by offering a selection of our own seasonings, sauces, and a range of premium toppings that keep customers coming back!

J.FRY Co.









Our burgers are always made fresh from the very best sources in the market. Using short rib beef, natural chicken battered daily with our secret recipe, pulled pork crafted in store and portobello, our burgers are unbeatable.

THE RESULT:

Minimally processed and naturally rich in flavor, these burgers are so good that our fries are the only real competition.



Emmet Moore

Founder and Owner of Jefferson Fry & Co.

Emmet grew up cutting french fries in Ireland from the age of six at the family fish and chip shop. After immigrating to America, he gained experience working with a franchisee of a high volume national burrito chain as Area Director. Emmet was involved in opening six new locations and was responsible for 14 locations.

Management Leadership

Jamin DeProto, Ph.D.
Harvard/Oxford
Planning,
Technology,
Problem solving

Travis Dillon C.P.A.
PWC Hartford
Financial



The State of Things

(and how Jefferson Fry & Co. is positioned for success)

Canonical Fastfood



22.8B -7%



9.4B +2.6%



9.5B +3%



WHATABURGER

2.1B +9%



SONIC
America's Drive-In.

4.5B +3%

not even in the same league

Premium Fastfood



FIVE GUYS
BURGERS and FRIES

1.3B +8.9%



SHAKE SHACK

0.35B +33.6%

good quality food but limited customization with a limited menu

Better Burger *



BURGERFI

150M +12.9%



hopdoddy
BURGER BAR

36M +41.7%

premium quality menu but limited to basic fries

most rapidly growing market segment

Better Burger +



JEFFERSON FRY Co.

DIRTY FRIES, BURGERS AND SHAKES

premium quality menu with premium fries PLUS extensive customization



Key Numbers

40/60
40% of our customers are new to JFC and 60% are repeat customers. Our business is growing while keeping fans of our food!

$20
Average per customer

$6.42/Fries $7.47/Burger
Average spent per customer on our fries and burgers

48%
Gross sales up 48% last three months (Sept-Nov 2020) compared with same period previous year (Sept-Nov 2019)

92%
Nearly all customers buy our signature product: premium dirty fries!

>$500K
We have grossed over half a million dollars in sales in our second year of operation.

62.5%
We have established 62.5% gross profit





Thank you for your interest.
Stop by for a fry!

Presented by: Emmet Moore

emmet@jeffersonfryco.com
facebook: @jeffersonfryco
instagram: @jeffersonfryco

website: www.jeffersonfryco.com